Exhibit 21.1

Rotech Healthcare Holdings Inc. (a Delaware corporation)

Significant Subsidiaries

Country	Entity	State
United States	Rotech Healthcare Inc.	DE
United States	Rotech Oxygen and Medical Equipment, Inc.	FL
United States	Rotech Intermediate Holdings LLC	DE